VIA FACSIMILE AND U.S. MAIL


October 3, 2005

Bruce H. Besanko
Chief Financial Officer
The Yankee Candle Company, Inc.
16 Yankee Candle Way
South Deerfield, Massachusetts 01373

	RE:	Form 10-K for Fiscal Year Ended January 1, 2005
      Forms 10-Q for Quarters Ended April 2 and July 2, 2005
      File No. 1-15023

Dear Mr. Besanko:

		We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED JANUARY 1, 2005

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where appropriate.





Item 6. Selected Financial Data, page 14

2. The measure you characterize as EBITDA is adjusted for items other than what its acronym suggests. Please revise the measure that you present to adjust it only for what its acronym suggests or rename the measure.

3. You eliminate non-cash compensation from EBITDA and adjusted EBITDA for four of the five years presented in Selected Financial Data. Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Further, the response to question 8 in the June 13,
2003 FAQ regarding the use of non-GAAP financial measures clarifies that companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. Please revise your disclosure to demonstrate the usefulness of your non-GAAP performance measures EBITDA and adjusted EBITDA by discussing the following:

* the manner in which you use the non-GAAP measures to conduct or evaluate your business;
* the economic substance behind your decision to use such measures;
* the material limitations associated with use of the non-GAAP financial measure as compared to net income;
* the manner in which you compensate for these limitations when using the non-GAAP financial measures; and
* the substantive reasons why you believe the non-GAAP financial measures provide useful information to investors.

4. Please revise your disclosure to present your non-GAAP measures,
EBITDA, adjusted EBITDA and adjusted EBITDA margin separately from cash flow measures determined in accordance with GAAP by including them under a heading such as Other Data, rather than Cash Flow
Data.






Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 16

Fifty-Two Weeks Ended January 1, 2005 ("2004") Compared to Fifty-
Three
Weeks Ended January 3, 2004 ("2003"), page 18

5. Please discuss the business reasons for the changes between periods in the gross margin and selling expenses of both of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. Where there is more than one business reason for any change discussed in MD&A, please attempt to quantify the incremental impact of each individual business reason discussed. Please show us what your revised MD&A for 2004 as compared to 2003 will look like. See Item
303(a)(3) of Regulation S-K and Financial Reporting Codification
501.04.

6. You indicate that the primary factor contributing to the decrease in comparable store sales was a decline in retail traffic. Please disclose and tell us whether the decline in comparable store sales is a trend given that your comparable store sales have decreased in each of the last four fiscal years. Please also disclose the potential impact of a continued decrease in comparable store sales.

Sales, page 18

7. You indicate that a store first enters your comparable store sales base in the fourteenth month of operation. Please disclose how you treat relocated stores or expansions in the square footage of stores in your comparable store sales computation, as well as stores that were closed during the period.

Contractual Obligations, page 23

8. Please revise your table of contractual obligations to include estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts. At a minimum interest payments should be disclosed in a note to the table. Please refer to note 46 of SEC Release 33-8350.

Financial Statements

Statement of Cash Flows, page 33

9. Please explain to us how your netting of cash flows related to borrowings and repayments under bank credit agreements meets the requirements in paragraph 13 of SFAS 95 for netting. Otherwise, please present the gross changes in borrowings and repayments under bank credit agreements.

Note 2 - Summary of Significant Accounting Policies, page 34

10. Please disclose the types of expenses you include in the cost of sales line item and the types of expenses you include in the selling expenses and general and administrative expenses line items. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. If you currently exclude a portion of these costs from cost of sales, please disclose:

* In a footnote, the line items that these excluded costs are included in and the amounts included in each line item for each period presented.

* In MD&A, that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item such as selling expenses or general and administrative expenses.

Sales Recognition, page 34

11. You indicate that sales of merchandise are recognized when risk of loss has passed to customers. Please tell us how you determine that risk of loss has passed to the customers. Please disclose and explain situations where risk of loss does not transfer immediately. Also, please disclose whether your products are shipped FOB shipping point or FOB destination, if applicable. Please also disclose the certain limited situations in which customers have to right to return product.

Note 4 - Property, Plant and Equipment, page 39

12. You indicate that construction allowances were historically reported as a reduction in the purchase of property and equipment line item in your statement of cash flows. Please disclose and tell us where the cash received for construction allowances is currently reported on your statement of cash flows.

13. It is unclear why you have not presented the change in your accounting for construction allowances as a correction of an error in accordance with APB 20. Please tell us the amount of such allowances for each period presented and provide us with your materiality assessment for all line items affected by the change in accounting for each period presented. Please also refer to the February 7, 2005 letter from Donald Nicolaisen, Chief Accountant of the SEC, to Robert
Kueppers, Chairman of the Center for Public Company Audit Firms, for additional background information regarding the correction of accounting for lease-related issues.

Note 9 - Provision for Income Taxes, page 42

14. Please separately disclose the amounts and expiration dates of operating loss carryforwards, foreign tax credits and alternative minimum tax credit carryforwards. Please refer to paragraph 48 of SFAS 109.

Note 12 - Stockholders` Equity, page 44

15. Please tell us how you accounted for the granting of 68,650 performance share awards, including how they are treated for basic and diluted earnings per share. Please specify the accounting literature your relied on in determining the appropriate accounting. Please disclose your accounting policy for performance shares.

Note 14 - Segments of Enterprise and Related Information, page 46

16. Please disclose your revenues from external customers attributed to your country of domicile and attributed to all foreign countries and domestic and foreign long-lived assets as of the periods presented. See paragraph 38 of SFAS 131.

Item 9A. Controls and Procedures, page 49

17. We note that your chief executive officer and chief financial officer concluded that your disclosure controls and procedures "...were (1) designed to ensure that material information relating to us, including our consolidated subsidiaries, is made know to our CEO and CFO by others within those entities, particularly during the period in which this report was being prepared..." This is an incomplete definition of disclosure controls and procedures per Rules
13a-15(e) and 15d-15(e) of the Exchange Act. Please revise your disclosure to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
Alternatively, simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e). Please note that this comment also applies to your quarterly reports on Form 10-Q.


Item 15. Exhibits and Financial Statement Schedules, page 52

18. Please include a list of your subsidiaries in accordance with Item
601(b)(21) of Regulation S-K.

Exhibits 31.1 and 31.2

19. Please amend your Form 10-K to include certifications that conform to the format provided in Item 601(b)(31) of Regulation S-K. Please disclose in the introduction of paragraph 4 that your certifying officers are responsible for establishing and maintaining internal control over financial reporting as defined in Exchange Act Rules 13a-
15(f) and 15d-15(f). The amendment you file should include your Form
10-K in its entirety.

FORM 10-Q FOR THE PERIOD ENDED APRIL 2, 2005

Note 2 - New Accounting Policy, page 6

20. Please tell us which of the accounting policies discussed in this note are new in the first quarter of 2005. For each such policy, tell us how you previously accounted for the underlying activity. If your previous accounting was not in accordance with GAAP, provide us with a materiality analysis for each period presented in your Form 10-K for the year ended January 1, 2005.

FORM 10-Q FOR THE PERIOD ENDED JULY 2, 2005

Item 2. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations, page 14

Thirteen and Twenty-Six Weeks Ended July 2, 2005 versus July 3,
2004,
page 14

21. Please tell us when you began selling gift cards and your accounting policy with respect to breakage prior to the second quarter of 2005. Please tell us why you determined to change your policy and the basis for recording it in the second quarter.


22. Please also revise your disclosure to clarify how you determine when it is probable that redemption will not occur. Your disclosure should clarify whether your gift cards have an expiration date and how many days after issuance or expiration of the gift card you record the balance as revenue.

23. You state that the increase in retail segment profitability in dollars and as a percentage of sales during the second quarter of 2005 was primarily attributable to continued productivity in supply chain, product sourcing initiatives, improved retail product mix and discount levels and gift card breakage income. Please revise your disclosure to quantify the individual components identified.

*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Scott Watkinson, Staff Accountant, at
(202)
551-3741, if you have questions regarding comments on the financial statements and related matters.
								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Bruce H. Besanko
October 3, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE